UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  March  3, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK RECEIVES REPEATED ORDER FOR MULTIPLE FALCON SYSTEMS
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MIGDAL HAEMEK, Israel – March 3, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek”), announced today that it received a repeated order from a leading OSAT (outsourced semiconductor assembly and test) supplier in Asia.

The order, totaling approximately $4 million dollars, includes multiple Falcon systems, Camtek’s Automatic Optical Inspection (AOI) systems for a 2D and 3D metrology and inspection solution.  The systems are expected to be installed during the second quarter of 2011.

Mr. Roy Porat, Camtek’s Chief Executive Officer, commented, “Our leading position in inspection and metrology of bumped wafers is demonstrated again by this important tool selection, and we see it as a vote of confidence. This order strengthens our partnership with one of the leading OSATs in Asia and meets our strategic approach, where we establish strong partnerships with our clients for the long term and are thus selected time after time as the tool of choice, outperforming our competitors.”

“As the technology of Packages changes and flip-chip becomes the preferred packaging technology for high-end devices, we see general market growth and experience increase in demand for our solutions” added Mr. Porat.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors and Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes.

We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.